UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059., India

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,633,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,633,500
	10	SHARED DISPOSITIVE POWER 0

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; and 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”). This amount also includes 3,787,500 Ordinary Shares which Sun, under certain circumstances, has the right to acquire pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.53%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; 3,000,000 Ordinary Shares issued pursuant to the Original Warrant; and an additional 3,787,500 Ordinary Shares issuable upon exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC. (BVI)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,846,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,846,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,846,000

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; and 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,787,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,787,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,787,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement and 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.63%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

EXPLANATORY NOTE

This Schedule 13D amendment No. 2 for SUN PHARMACEUTICAL INDUSTRIES LTD (the "Filer"), TARO PHARMACEUTICAL INDUSTRIES LTD (the "Issuer") is being refiled to correct the SC 13D/A filing made on August 3, 2007. The initial erroneous SC 13D/A filing was made for TARO PHARMACEUTICAL INDUSTRIES LTD as (the Filer) and SUN PHARMACEUTICAL INDUSTRIES LTD as (the Issuer). Please note that no substantive changes have been made to the SC 13D/A as the error was an inversion of the Filer's and the Issuer's CIK and CCC numbers on the Submission Header page of the filing.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”) and Amendment No. 1 to the Statement on Schedule 13D filed on July 25, 2007 (together with the Original Schedule 13D, the “Schedule 13D”, with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the paragraph below:

“9,787,500 of the Ordinary Shares beneficially owned by the Reporting Persons were directly acquired by Alkaloida as described in Item 4 below with available cash on hand. 58,500 of the Ordinary Shares beneficially owned by Sun Pharma and Sun were directly acquired by Sun Pharma with available cash on hand. An additional 3,787,500 of the Ordinary Shares beneficially owned by Sun are shares issuable upon exercise of Warrant No. 2 as described in Item 4 below.”

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the penultimate paragraph of Item 4:

“On August 2, 2007, pursuant to the exercise of the Warrant on July 23, 2007, Alkaloida purchased from the Issuer 3.0 million Ordinary Shares at an exercise price of $6.00 per share, for an aggregate of $18 million in cash. In connection with Sun’s partial exercise of the Warrant, the Issuer, in accordance with the terms of the Warrant, issued to Sun a new 3-year warrant to purchase the balance of the 7.5 million Ordinary Shares (or 4.5 million Ordinary Shares) issuable pursuant to the Warrant at an exercise price of $6.00 per share (“Warrant No. 2”) and cancelled the Warrant.  In connection with the court proceedings with Templeton described above, there were 6,787,500 Ordinary Shares underlying the Warrant.  There are, as of the date of this filing, 3,787,500 Ordinary Shares underlying Warrant No. 2.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.12	Warrant No. 2, dated August 2, 2007, issued by Taro Pharmaceutical Industries Ltd. to Sun Pharmaceutical Industries Ltd.

99.13	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 3, 2007	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Dilip S. Shanghvi
Signature

Mr. Dilip S. Shanghvi Chairman & Managing Director
Name/Title

SUN PHARMA GLOBAL, INC. (BVI).

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia Director
Name/Title

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Persons	Principal Address[1]	Principal Occupation[2]	Citizenship
Dilip S. Shanghvi[3]	Sun Pharmaceutical Industries Ltd.	Chairman of the Board and Managing Director	Indian

Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059. India.	Director	Indian
Sailesh T. Desai	Sun Pharmaceutical Industries Ltd. 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002. India.	Director	Indian
S. Mohanchand Dadha	Pharmaceutical Industries Ltd. 10, Jeypore Nagar, Chennai - 600 086. India.	Director	Indian
Hasmukh S. Shah	Sun Pharmaceutical Industries Ltd. 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002. India.	Director	Indian

_________________________

1  Unless otherwise indicated the Principal Address of each person is the Principal Address of Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andeheri (East), Mumbai 400 093, India.

2  Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharmaceutical Industries Ltd.

3  As of the April 19, 2007, Dilip Shanghvi holds 23,397,048 Equity Shares of Sun Pharmaceutical Industries Ltd.

Name of Directors of Reporting Persons	Principal Address[1]	Principal Occupation[2]	Citizenship
Keki Minu Mistry	HDFC Limited Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020. India	Director	Indian
Ashwin S. Dani	Asian Paints (India) Ltd. 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400055. India.	Director	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Vipul Doshi	Sun Pharmaceutical Industries Ltd. SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President (Quality)	Indian
Rakesh Mehta	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)	Indian
Abhay Gandhi	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President, (International Marketing)	Indian
T. K. Roy	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	Indian
Lokesh Sibal	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing & Sales)	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Sharda Crishna	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing)	Indian
Kirti Ganorkar	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Business Development)	Indian
Harin P. Mehta	A/603, Rashmi Avenue, Thakur Complex ,Kandivli, Mumbai, India.	Senior Vice President-Operations Hungary	Indian
Sampad Bhattacharya	Sun Pharmaceutical Industries Ltd. Halol, Gujarat	Vice President- Operations	Indian
A. H. Khan	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Human Resources )	Indian
D. R. Desai	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. General Manager (Accounts)	Indian
Kamlesh H. Shah	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Deputy General Manager (Accounts) & Company Secretary	Indian
Ashok I. Bhuta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Vice President-Intellectual Property Cell	Indian
Uday V. Baldota	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Vice President-Investor Relations	Indian

SUN PHARMA GLOBAL INC. (BVI)

Name of Directors of Reporting Persons	Principal Address	Principal Occupation[4]	Citizenship
Dilip S. Shanghvi	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Director	Indian
Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059. India.	Director	Indian
Sunil Gandhi	SuGandhManagement, Consultancy, 704, Al Tawihidi Building, 2, Mankhool Road, Near Ramda Hotel, Bur-Dubai, P. O. Box 12850. Dubai, U. A. E.	Director and Financial Consultant	Indian
Surendra Joshi	P.O. Box 696, Muttrah, Post Code No. 114, Sultanate of Oman.	Director and Tax Consultant	Indian

_________________________

4  Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharma Global Inc. (BVI)

Name of Directors of Reporting Persons	Principal Address	Principal Occupation[4]	Citizenship
Rajendra Purshotam Ashar	P.O. Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman.	Managing Director	Indian

Name of Executive Officers of Reporting Persons	Principal Address[4]	Principal Occupation[5]	Citizenship
Ms. Hellen De Kloet	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E.	President, Europe	Dutch
Dr. Juliette Omtzigt	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E.	General Manager -Regulatory Affairs, Europe	Netherlands

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

Name of Directors of Reporting Persons	Principal Address[5]	Principal Occupation[6]	Citizenship
Harin Mehta	A/603, Rashmi Avenue, Thakur Complex ,Kandivli, Mumbai, India	Director	Indian
Jayesh Shah	29714 Orion Court, Farmingston Hills, Michigan. U.S.A.	Director	Indian
Katalin Szilágyi	4440 Tiszavasvári, Kelp Ilona u. 3.	Director QA & QC Director	Hungarian
Sudhir V. Valia	Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059	Director	Indian

Name of Executive Officers of Reporting Persons	Principal Address[6]	Principal Occupation[7]	Citizenship
Gyula Sotkó	Alkaloida Chemical Company Exclusive Group Ltd.	Purchasing & Logistics Manager	Hungarian

_________________________

5  Unless otherwise indicated the Principal Address of each person is the Principal Office of Alkaloida Chemical Company Exclusive Group Ltd. Kabay János u. 29, H-4440 Tiszavasvari, The Republic of Hungary.

6  Unless otherwise indicated the Principal Occupation of each person is employment by Alkaloida Chemical Company Exclusive Group Ltd.

Name of Executive Officers of Reporting Persons	Principal Address[6]	Principal Occupation[7]	Citizenship
Katalin Szilágyi	Alkaloida Chemical Company Exclusive Group Ltd.	Quality Assurance & Quality Control Director	Hungarian
Dr. József Simon	Alkaloida Chemical Company Exclusive Group Ltd.	Chief Legal Advisor	Hungarian
Zoltán Nagy	Alkaloida Chemical Company Exclusive Group Ltd.	Human Resources Manager	Hungarian
Tibor Horváth	4026 Debrecen, Hatvan u. 1/C.III/3. The Republic of Hungary.	Poppy System Manager	Hungarian
Zoltán László	Alkaloida Chemical Company Exclusive Group Ltd.	Technical Supply Manager	Hungarian
Ferenc Vicsai	Alkaloida Chemical Company Exclusive Group Ltd.	Controlling Manager	Hungarian
János Weninger	1213 Budapest, Szárcsa u. 6. The Republic of Hungary.	Export Manager	Hungarian
Tamás Udvari	1092 Budapest, Ráday u. 16. I/22. The Republic of Hungary.	Finance Manager	Hungarian

EXHIBIT INDEX

Exhibit No.	Description
99.12	Warrant No. 2, dated August 2, 2007, issued by Taro Pharmaceutical Industries Ltd. to Sun Pharmaceutical Industries Ltd.

99.13	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D